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                                                              EXHIBIT (h)(3)(ii)

[ING FUNDS LOGO]

January 1, 2005

USLICO Series Fund
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

RE: EXPENSE LIMITATIONS

Ladies and Gentlemen:

For the shares of The Money Market Portfolio, a series of USLICO Series Fund, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and USLICO Series Fund, dated May 11, 2001, as restated August 1, 2003, as if the Maximum Limit on Other Expenses specified in SCHEDULE A of the Expense Limitation Agreement was as follows:

                                         MAXIMUM LIMIT ON OTHER EXPENSES
             NAME OF FUND           (AS A PERCENTAGE OF AVERAGE NET ASSETS)

     The Money Market Portfolio                       0.45%

We are willing to be bound by this letter agreement to lower our fee for the period from January 1, 2005 through and including December 31, 2005. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Michael J. Roland
    Michael J. Roland
    Executive Vice President

7337 East Doubletree Ranch Road      Tel: 480.477.3000      ING Investments, LLC
Scottsdale, AZ 85258-2034            Fax: 480.477.2700
                                     www.ingfunds.com